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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                PPT Vision, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    693519209

                                 (CUSIP Number)

                                 April 26, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1 (b)

        [ ] Rule 13d-1 (c)

        [ ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



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                                       13G
CUSIP No. 082073 10 7                                                Page 2 of 5

   1.    Name of Reporting Person: Nichols,
         James William D/B/A Nichols
         Investment Management

         I.R.S. Identification Nos. of above persons (entities only):
         04-3352585


   2.    Check the Appropriate Box if a Member of a Group:
         (a)   [ ]
         (b)   [ ]

   3.    SEC Use Only:

   4.    Citizenship or Place of Organization:
         U.S.


    Number of
      Shares
   Beneficially
     Owned by
  Each Reporting
   Person With
                      5.   Sole Voting Power:

                      6.   Shared Voting Power:

                      7.   Sole Dispositive Power: 152,139

                      8.   Shared Dispositive Power:

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person: 152,139

   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
         [ ]

   11.   Percent of Class Represented by Amount in Row (9):
         5.1%

   12.   Type of Reporting Person:
         IA


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ITEM 1(A).       NAME OF ISSUER: PPT VISION, INC.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 12988 VALLEY VIEW ROAD Eden Prairie, MN 55344

ITEM 2(A). NAME OF PERSONS FILING: NICHOLS, JAMES WILLIAM D/B/A NICHOLS INVESTMENT MANAGEMENT

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 175 EXCHANGE STREET P.O. BOX 904 Bangor, ME 04402-0904

ITEM 2(C).       CITIZENSHIP: U.S.

ITEM 2(D).       TITLE AND CLASS OF SECURITIES: COMMON STOCK

ITEM 2(E).       CUSIP NUMBER: 693519209


                                       3

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ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)              [ ]   Broker or dealer registered under Section 15 of the Act;

(b)              [ ]   Bank as defined in Section 3(a)(6) of the Act;

(c)              [ ]   Insurance Company as defined in Section 3(a)(19) of the
                       Act;

(d)              [ ]   Investment Company registered under Section 8 of the
                       Investment Company Act;

(e)              [X]   Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940;

(f)              [ ]   Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund;

(g)              [ ]   Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G);

(h)              [ ]   Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4.          OWNERSHIP.

(a)              Amount beneficially owned:   152,139

(b)              Percent of class:   5.1%

(c)              Number of shares as to which such person has:

                 (i)     Sole power to vote or to direct the vote:

                 (ii)    Shared power to vote or to direct the vote:

                 (iii)   Sole power to dispose or to direct the disposition of:
                         152,139

                 (iv) Shared power to dispose or to direct the disposition of:

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 All shares reported in this schedule are owned by advisory clients of the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable

ITEM 10.         CERTIFICATION.


                                        4





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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 15, 2005





                                                By: /s/ James William Nichols
                                                    ----------------------------
                                                    James William Nichols

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